Exhibit 99.1

A*STAR Spinoff CytoMed Therapeutics Announce a Patent for its Licensed CAR-Gamma Delta T Cell Technology Has Been Granted in the US

Singapore, July 6, 2023 – CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or “Company”), a Singapore-based biopharmaceutical company focused on harnessing its proprietary technologies to develop novel donor cell-based immunotherapies for the treatment of various cancers, announce that the CAR-gamma delta T cell (CAR-γδ T cell) technology, which it has exclusively licensed from A*STAR, has been granted a patent by the US Patent and Trademark Office (USPTO).

The patent titled “Gamma Delta T Cells and a Method of Augmenting the Tumoricidal Activity of the Same” covers technologies for the clinical-scale expansion of γδ T cells from a small amount of donor peripheral blood cells as well as the modification of the expanded γδ T cells to incorporate a chimeric antigen receptor (CAR) that enables the modified cells to recognize a wide range of cancers, including both solid and hematologic cancers. CytoMed holds an exclusive, worldwide license, for use on immunotherapy, including stem cell therapy, until the expiration of the patent covering technology.

“We are pleased to announce our allogeneic CAR-γδ T cell technology has received a US patent especially when we are soon to embark on our first-in-human trial for CAR-γδ T cells in Singapore,” said Peter Choo, Chairman of CytoMed. “We expect to receive additional patent rights from other territories.”

CytoMed’s CAR-γδ T cell technology is currently being developed as an investigational cancer therapy to target NKG2D ligands, a type of stress-induced cancer antigens. The risk of “on-target-off-cancer” side effects may be reduced by targeting stress-induced antigens that are mainly expressed on cancer cells such as NKG2D ligands. The Company received approval in January 2023 from the Health Sciences Authority (HSA) in Singapore to conduct a Phase I clinical trial. The Phase I clinical trial will be conducted at the National University Hospital (NUH), Singapore, and is expected to initiate in the second half of 2023.

“We are glad that CytoMed Therapeutics is making progress in its efforts to deliver immunotherapies to treat cancers. A*STAR works closely with the industry to translate our research into clinical applications. Cancer is a devastating disease, and we believe that through CytoMed’s licensing of A*STAR’s CAR-γδ T cell technology, more cancer treatments can be developed to benefit patients,” said Prof. Yeo Yee Chia, Assistant Chief Executive of A*STAR’s Innovation & Enterprise Group.

US Patent No. US11629333B2 expires in 2038 and is owned by A*STAR. CytoMed has an exclusive license to the technology contained within Patent No. US11629333B2.

The Company’s other licensed technology from A*STAR is an induced pluripotent stem cell (iPSC)-based technology to derive γδ NKT cells for cancer treatments. A patent for this proprietary technology has already been granted in Japan and this asset is under preclinical development.

Peter continued, “We look forward to growing our suite of intellectual properties as we develop cell-based immunotherapies for a broad spectrum of cancers and seeking collaboration with strategic partners.”

About CytoMed Therapeutics

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. It is a biopharmaceutical company focused on harnessing its licensed proprietary technologies to create novel cell-based immunotherapies for the treatment of human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating hematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into treatment of solid tumors. For more information, please visit www.cytomed.sg and follow us on Twitter @CytomedSG,on LinkedIn, and Facebook

About the Agency for Science, Technology, and Research (A*STAR)

The Agency for Science, Technology and Research (A*STAR) is Singapore’s lead public sector Research and Development (R&D) agency. Through open innovation, we collaborate with our partners in both the public and private sectors to benefit the economy and society. As a Science and Technology Organization, A*STAR bridges the gap between academia and industry. Our research creates economic growth and jobs for Singapore, and enhances lives by improving societal outcomes in healthcare, urban living, and sustainability. A*STAR plays a key role in nurturing scientific talent and leaders for the wider research community and industry. A*STAR’s R&D activities span biomedical sciences to physical sciences and engineering, with research entities primarily located in Biopolis, Singapore, and Fusionopolis, Singapore.

Forward Look Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s expectations regarding the impact of the ongoing COVID-19 pandemic on its business, the Company’s industry and the economy; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

Investor and Media Contacts

Investors:

Matt Hughes

Allele Capital Partners

mhughes@allelecapital.com

Media:

Brian DeBeer

Allele Communications

bdebeer@allelecomms.com